FIRST AMENDED SCHEDULE A

To the Transfer Agency and Services Agreement

FUND LIST

The following series of the Trust are advised by J.O. Hambro Capital Management Limited (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the adviser (each series a “Fund” and collectively, the “Funds”:

FUND NAME(S)

JOHCM International Select Fund

JOHCM Emerging Markets Opportunities Fund

JOHCM Global Equity Fund

JOHCM International Small Cap Equity Fund

JOHCM Asia Ex-Japan Fund

As of March 11, 2014

ADVISERS INVESTMENT TRUST	THE NORTHERN TRUST COMPANY

By: /s/ Dina Tantra	By: /s/ Scott Denning

Name: Dina Tantra	Name: Scott Denning

Title: President	Title: Senior Vice President